MANAGEMENT INFORMATION CIRCULAR

(all information as at August 15, 2016 unless otherwise noted)

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by the management of VBI Vaccines Inc. (the “Company” or “VBI”) for use at the Annual General and Special Meeting (the “Meeting”) of holders of common shares of the Company (the “Common Shares”), to be held on September 23, 2016 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A Proxy will not be valid unless the completed, dated and signed Proxy is received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, Attention: Proxy Department by 12:00 pm (Eastern Time) on September 21, 2016 or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the date to which the Meeting is adjourned or postponed. Voting by fax can be sent to 1-866-732-8683 and internet voting can be completed at www.investorvote.com.

Late proxies may be accepted or rejected by the chair of the meeting (the “Chair”) at his or her discretion and the Chair of the meeting is under no obligation to accept or reject any particular late proxy. The Chair of the meeting may waive or extend the proxy cut-off without notice.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 200 Burrard St., P.O. Box 48600, Vancouver B.C., Canada V7X 1T2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

If you are a non-registered shareholder, please follow the instructions from your bank, broker or other financial intermediary for instructions on how to revoke your voting instructions.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. If you do not provide instructions in your Proxy, the persons named in the enclosed Proxy will vote your Common Shares FOR the matters to be acted on at the Meeting.

The persons named in the enclosed Proxy will have discretionary authority with respect to any amendments or variations of these matters or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment or other item of business that comes before the Meeting is routine or contested. The persons named in the enclosed Proxy will vote on such matters in accordance with their best judgment. At the time of the printing of this Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

NON-REGISTERED HOLDERS

All references to shareholders in this Circular and the accompanying Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS “NON-REGISTERED HOLDERS”) ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING.

Non-Registered Holders are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of registered plans; or (b) in the name of a depository (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.

In accordance with applicable Canadian securities laws, the Company will be distributing copies of the Meeting materials to the depository and intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting materials to Non-Registered Holders and receive voting instructions from them unless a Non-Registered Holder has waived the right to receive the Meeting materials. The Company does not intend to pay for intermediaries to forward to objecting beneficial owners (i.e. Non-Registered Holders who object to their ownership information being disclosed) proxy-related materials and voting instruction forms, and that in the case of an objecting beneficial owner, the objecting beneficial owners will not receive the materials unless the objecting beneficial owner assumes the cost of delivery. Intermediaries often use service companies to forward the Meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting materials will either:

2

(a)	be given a voting instruction form which must be completed and signed by the Non- Registered Holder in accordance with the directions set out on the voting instruction form (which may, in some cases, permit the completion of the voting instruction form by telephone or via the Internet); or

(b)	less typically, be given a Proxy which has already been signed by the intermediary which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. In this case, the Non-Registered Holder who wishes to submit the Proxy should otherwise properly complete and deposit it with Computershare Investor Services Inc.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy or voting instruction form and insert the name of the Non-Registered Holder (or such other person) in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s last completed financial year, no informed person of the Company, proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has any material interest, direct or indirect in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

On June 21, 2016, the Company announced the closing of an equity private placement financing of 3,269,688 Common Shares at a price of approximately USD$4.16 per Common Share for gross proceeds of approximately USD$13.6 million (the “June 2016 Financing”). OPKO Health, Inc., an informed person by virtue of being a greater than 10% shareholder of the Company, subscribed for 1,362,370 Common Shares under the June 2016 Financing.

On May 6, 2016, the Company completed its acquisition of VBI Vaccines Inc. (Delaware) (“VBI(DE)”), pursuant to which Seniccav Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Company, merged with and into VBI(DE), with VBI(DE) continuing as the surviving corporation and as a wholly-owned subsidiary of the Company (the “VBI-SciVac Merger”). Upon completion of the VBI-SciVac Merger, the Company (then named “SciVac Therapeutics Inc.”) changed its name to “VBI Vaccines Inc.”

In connection with the VBI-SciVac Merger, Dr. Curtis Lockshin, Jim Martin, Steven Rubin, and Adam Logal received equity awards in the form of restricted share units or stock options issued under the new equity incentive plan (the “2016 VBI Equity Incentive Plan”). Dr. Curtis Lockshin received 112,500 equity awards; Jim Martin received 25,000 equity awards; Steve Rubin received 75,000 equity awards, and Adam Logal received 50,000 equity awards.

3

Some of VBI(DE)’s directors and executive officers also had interests in the VBI-SciVac Merger. These interests include the Company’s employment of Jeff Baxter, VBI(DE)’s President and Chief Executive Officer, Dr. David E. Anderson, VBI(DE)’s Chief Scientific Officer, Egidio Nascimento, VBI(DE)’s Chief Financial Officer, and Dr. Marc Kirchmeier, VBI(DE)’s Vice President, Formulations Development. In connection with the VBI-SciVac Merger, the Company appointed Mr. Baxter as the President and Chief Executive Officer of the Company, Dr. Anderson as the Company’s Chief Scientific Officer and Dr. Kirchmeier as the Company’s Vice President, Formulation Development. Mr. Nascimento continued his employment as the Group Financial Controller of the Company. Mr. Nascimento is not an executive officer of the Company. The Company also elected to the Company’s board of directors, Mr. Baxter, Steven Gillis Ph.D. (Chairman), Michel De Wilde, Ph.D. and Sam Chawla, who were members of the VBI(DE) board of directors. Following the VBI-SciVac Merger, each of the following individuals received equity awards from the Company’s 2016 VBI Equity Incentive Plan: Jeff Baxter received 125,000 equity awards; Dr. David Anderson received 87,500 equity awards; Dr. Steven Gillis received 75,000 equity awards; Dr. Michael De Wilde received 50,000 equity awards; and Sam Chawla received 50,000 equity awards.

Equity awards granted under the 2016 Equity Incentive Plan in connection with the VBI-SciVac Merger vest in the following manner: in the case of stock options, the right to purchase 25% of the option shares, or in the case of restricted stock awards, 25% of the award shares, vested on the date of grant with the balance vesting in increments of 25% on the first, second and third anniversaries of the date of grant. The stock options have a 10-year term. The exercise price of such stock options was the closing price of the Common Shares on the TSX on the date of grant (June 22, 2016 – CAD$4.90).

On July 9, 2015, the Company completed a plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which SciVac Ltd. (“SciVac”) completed a reverse takeover of the Company (then named Levon Resources Ltd. (“Levon”)) (the “SciVac-Levon Arrangement”). SciVac is now a wholly owned subsidiary of the Company. In connection with the SciVac-Levon Arrangement, securityholders of SciVac Ltd. received, in exchange for their securities of SciVac held, Common Shares of the Company. CLS Therapeutics Limited (“CLS”) received 3,685,086 Common Shares and OPKO Health, Inc. received 4,628,233 Common Shares. FDS Pharma LLP, a related party of the Company’s former director, Dr. Dmitry Genkin, received 818,636 Common Shares. Also in connection with the SciVac-Levon Arrangement, Jim Martin, the Company’s Chief Financial Officer, received 4,995 Common Shares and Dr. Curtis Lockshin, the Company’s former Chief Executive Officer, received 9,476 shares. These Common Share numbers reflect the Company’s reverse stock split of its Common Shares at a ratio of 1-for-40, which occurred on May 2, 2016.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, and except for transactions carried out in the ordinary course of business of the Company or its subsidiaries, no Person or Company has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” or “Company” shall include: (a) each person who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) each proposed nominee for election as a director of the Company; and (d) each associate or affiliate of any of the persons or companies listed in paragraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 36,133,396 fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote. On May 2, 2016, the Company completed a reverse split of its Common Shares at a ratio of 1-for-40.

Any holder of Common Shares of record at the close of business on August 5, 2016 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

4

To the best of the knowledge of the directors and executive officers of the Company, there are no persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, voting shares carrying 10% or more of the voting rights attached to any class of voting shares of the Company other than:

Name of Shareholder	Number of Shares held	Percentage of Issued Shares
OPKO Health, Inc. 4400 Biscayne Blvd. Suite 850 Miami, Florida 33137	5,990,603	16.6%

FINANCIAL STATEMENTS

On July 9, 2016, the Company changed its financial year end to December 31. The audited consolidated financial statements of the Company for the year ended December 31, 2015 and the auditors’ report thereon (the “Statements”) and the Management Discussion and Analysis for the year ended December 31, 2015 (the “MD&A”) are available upon request from the Company. The Statements and MD&A are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov. The Statements will be placed before the Meeting for consideration by the shareholders.

APPOINTMENT AND REMUNERATION OF AUDITOR

EisnerAmper LLP has been the auditor of the Company since June 7, 2016. The previous auditor was Smythe LLP. Smythe LLP resigned as the Company’s auditor, at the Company’s request, on June 7, 2016.

Set out in Schedule “A”, hereto, are the following documents (i) the executed Change of Auditor Notice sent by the Company to each of Smythe LLP and EisnerAmper LLP and the relevant Canadian securities commissions dated June 7, 2016 (the “Change of Auditor Notice”); (ii) the letter from Smythe LLP to the relevant Canadian securities commissions dated June 7, 2016, confirming that Smythe LLP agrees with the statements in the Change of Auditor Notice; and (iii) the letter from EisnerAmper LLP to the relevant Canadian securities commissions dated June 13, 2016, confirming that EisnerAmper LLP agrees with the statements in the Change of Auditor Notice.

Shareholders will be asked at the Meeting to approve the appointment of EisnerAmper LLP, Chartered Accountants, of 111 Wood Avenue South, Iselin, NJ 08830-2700, as auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the auditor nominee herein listed.

ELECTION OF DIRECTORS

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the board of directors of the Company (the “Board”), adopted a majority voting policy on August 28, 2015 (the “Majority Voting Policy”). The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is not greater than the number of directors to be elected), each director of the Company must be elected by the vote of a majority of the Company’s Common Shares, represented in person or by proxy, at such meeting. Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.

5

If, in an uncontested election of directors, the number of shares withheld for a nominee exceeds the number of shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation. The Nominating and Corporate Governance Committee of the Company will expeditiously consider whether to recommend to the Board whether or not to accept the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. In its deliberations, the Nominating and Corporate Governance Committee may consider such extenuating circumstances as it deems appropriate.

The Board shall determine whether or not to accept the resignation within 90 days of the relevant shareholders’ meeting. The Board shall accept the resignation absent extenuating circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or meetings of the Nominating and Corporate Governance Committee of the Board at which the resignation is considered. The Company shall promptly issue a news release with the Board’s decision, which must fully state the reasons for that decision.

The Majority Voting Policy is attached hereto as Schedule “B”.

Nominees

Each of the seven persons named in the following table is proposed for nomination for election as a director of the Company. The Board recommends a vote FOR each of the nominees listed below. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the director nominees herein listed.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province and Country of Residence and Present Offices Held	Principal Occupation	Director Since	Number of Common Shares Held(1)(2)
Jeff Baxter Pennsylvania, US Chief Executive Officer and Director	Chief Executive Officer, President and Director of VBI	May 6, 2016	433,556	(3)

Steven Gillis(4)(5) Washington, USA Chairman of the Board	Managing Director of ARCH Venture Partners	May 6, 2016	2,788,767	(6)(7)

Scott Requadt(8) Massachusetts, USA Director	Managing Director of Clarus LLC	May 6, 2016	2,719,148	(9)(10)

Michel De Wilde(11)(12) New Jersey, USA Director	Owner of MDW Consultant, LLC	May 6, 2016	28,106	(13)

6

Name, Province and Country of Residence and Present Offices Held	Principal Occupation	Director Since	Number of Common Shares Held(1)(2)
Sam Chawla Connecticut, USA Director	Portfolio Manager at Perceptive Advisors LLC	May 6, 2016	3,086,537	(14)(15)

Steven D. Rubin(4)(12) Florida, USA Director	Executive Vice President – Administration of OPKO Health, Inc.	July 9, 2015	18,750

Adam Logal(16) Florida, USA Director	Chief Financial Officer of OPKO Health, Inc.	July 9, 2015	12,500

Notes:

(1)	The information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2)	On May 2, 2016, the Company completed a reverse split of its Common Shares at a ratio of 1-for-40.

(3)	Including 47,000 Common Shares currently owned and 386,556 Common Shares which may be acquired upon the exercise of immediately exercisable options.

(4)	Member of the Audit Committee.

(5)	Chair of the Nominating and Corporate Governance Committee.

(6)	Including 2,734,881 Common Shares currently owned and 53,886 Common Shares which may be acquired upon the exercise of immediately exercisable options.

(7)	2,713,092 Common Shares are owned of record by ARCH Venture Fund VI, L.P. (“ARCH VI”). ARCH Venture Partners VI, L.P. as the sole general partner of ARCH VI may be deemed to beneficially own certain of the shares held of record by ARCH VI. ARCH Venture Partners VI, L.P. disclaims beneficial ownership of all shares held of record by ARCH VI in which the ARCH Venture Partners VI, L.P. does not have an actual pecuniary interest. ARCH Venture Partners VI, LLC as the sole general partner of ARCH Venture Partners VI, L.P. may be deemed to beneficially own certain of the shares held of record by ARCH VI. ARCH Venture Partners VI, LLC disclaims beneficial ownership of all shares held of record by ARCH VI in which ARCH Venture Partners VI, LLC does not have an actual pecuniary interest. Steven Gillis owns an interest in ARCH VI but does not have voting or investment control over the shares held by ARCH VI and disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest therein.

(8)	Chair of the Compensation Committee.

(9)	Including 2,703,542 Common Shares currently owned and 15,606 Common Shares which may be acquired upon the exercise of immediately exercisable options.

(10)

2,691,042 Common Shares are owned of record by Clarus Lifesciences I, L.P. (“Clarus”). Clarus I GP, L.P. as the sole general partner of Clarus may be deemed to beneficially own certain of the shares held of record by Clarus. Clarus I GP, L.P. disclaims beneficial ownership of all shares held of record by Clarus in which Clarus I GP, L.P. does not have an actual pecuniary interest. Clarus I, LLC as the sole general partner of Clarus I GP, L.P. may be deemed to beneficially own certain of the shares held of record by Clarus. Clarus I, LLC disclaims beneficial ownership of all shares held of record by Clarus in which it does not have an actual pecuniary interest. Mr. Requadt, as a Managing Director of Clarus I, LLC may be deemed to beneficially own certain of the shares held of record by Clarus. Mr. Requadt disclaims beneficial ownership of all shares held of record by Clarus in which he does not have an actual pecuniary interest.

(11)	Member of the Compensation Committee.

(12)	Member of the Nominating and Corporate Governance Committee.

(13)	Including 12,500 Common Shares currently owned and 15,606 Common Shares which may be acquired upon the exercise of immediately exercisable options.

(14)	Including 3,070,931 Common Shares currently owned and 15,606 Common Shares which may be acquired upon the exercise of immediately exercisable options.

(15)

3,058,431 Common Shares are owned of record by Perceptive Life Sciences Master Fund and Titan-Perc Ltd., a related entity. As a Portfolio Manager of Perceptive Advisors LLC, a related entity to Perceptive Life Sciences Master Fund Ltd. and Titan-Perc Ltd., Mr. Chawla has voting and dispositive control over any securities owned of record by Perceptive Life Sciences Master Fund Ltd. and Titan-Perc Ltd. Therefore, he may be deemed to beneficially own the Common Shares held of record by Perceptive Life Sciences Master Fund Ltd. and Titan Perc. Ltd.

(16)	Chair of the Audit Committee.

7

Jeff R. Baxter, FCMA. Mr. Baxter joined VBI(DE) in September of 2009, and joined the Company following the VBI-SciVac Merger. Mr. Baxter currently serves on the board of directors of ChromaDex Corporation (NASDAQ: CDXC), which serves dietary supplement, food, beverage, skin care and pharmaceutical markets. Previously, he was a managing partner for the venture capital firm, The Column Group. Until July of 2006, Mr. Baxter was Senior Vice President, R&D Finance and Operations, of GlaxoSmithKline (GSK). In his 19 years of pharma experience, he has held line management roles in commercial, manufacturing and IT and the office of the CEO. His most recent position in R&D included responsibility for finance, pipeline resource planning and allocation, business development, deal structuring and SROne (GSK’s in-house $125m venture capital fund). He also chaired GSK’s R&D Operating Board. Prior to GSK, he worked at Unilever and British American Tobacco. Mr. Baxter was educated at Thames Valley University and is a Fellow of the Chartered Institute of Management Accountants (FCMA). Mr. Baxter’s professional achievements, including his management experience with GSK and his knowledge of finance, led us to the conclusion that he should be a director.

Steven Gillis, Ph.D. Dr. Gillis served as a director of the VBI(DE) since July 25, 2014, and joined the Company following the VBI-SciVac Merger. Since 2006, he has been a Managing Director of ARCH Venture Partners, or ARCH, a firm he joined in 2005. Dr. Gillis is focused on the evaluation of new life science technologies and also on the development and growth of ARCH’s biotechnology portfolio companies. He is a director of Shire PLC, Pulmatrix, Inc. and PhaseRx, Inc. Dr. Gillis represents ARCH as a director and serves as Chairman of a number of ARCH’s private biotechnology portfolio companies. Dr. Gillis was a founder and director of Corixa Corporation and served as Chief Executive Officer from its inception and as its Chairman from 1999 until its acquisition in 2005 by GlaxoSmithKline. Prior to Corixa, Dr. Gillis was a founder and director of Immunex Corp. From 1981 until his departure in 1994, Dr. Gillis served as Immunex’s Director of Research and Development, Chief Scientific Officer, and as Chief Executive Officer of Immunex’s R&D subsidiary. Dr. Gillis was interim Chief Executive Officer of Immunex Corp. following its majority purchase by American Cyanamid Company and remained a member of the board until 1997. Amgen, Inc. acquired Immunex in 2002.

Dr. Gillis is an immunologist by training with over 300 peer-reviewed publications in the areas of molecular and tumor immunology. He is credited as being a pioneer in the field of cytokines and cytokine receptors, directing the development of multiple marketed products including Leukine, (GM-CSF), Prokine (IL-2) and Enbrel (soluble TNF receptor-Fc fusion protein) as well as the regulatory approval of Bexxar (radiolabeled anti- CD20). Dr. Gillis received a B.A. from Williams College and a Ph.D. from Dartmouth College. Dr. Gillis’ education and professional achievements, including his experience in life science technologies and biotechnologies, led us to the conclusion that he should be a director.

Scott Requadt, JD, MBA. Mr. Requadt served as a director of the VBI(DE) since December 8, 2015, and joined the Company following the VBI-SciVac Merger. He is also a Managing Director at Clarus, a life sciences venture capital fund. Mr. Requadt has over 15 years of operating and investment experience in the pharmaceutical industry. Prior to joining Clarus in 2005, Mr. Requadt was Director, Business Development of TransForm Pharmaceuticals, Inc. until it was acquired by Johnson & Johnson, and previously practiced for several years as a mergers and acquisitions attorney at the law firm of Davis Polk & Wardwell. Before that, Mr. Requadt was a law clerk for a senior judge at the Supreme Court of Canada. Mr. Requadt holds a B.Com (Economics & Finance) from McGill University (First Class Honors), an LL.B from University of Toronto and an MBA from Harvard Business School (Baker Scholar). Mr. Requadt has been involved in multiple Clarus investments spanning both therapeutics and medtech, including Intercept Pharmaceuticals (NASDAQ: ICPT) as well as several R&D risk-sharing collaborations with large pharma partners. Mr. Requadt currently serves on the board of ESSA Pharmaceuticals (NASDAQ:EPIX), AvroBio and Edev. He has previously been active on the boards of TyRx, Catabasis (NASDAQ:CATB), Oxford Immunotec (NASDAQ: OXFD), Link Medicine and Biolex Therapeutics. Mr. Requadt’s education and professional achievements, including his experience in life science technologies and biotechnologies, led us to the conclusion that he should be a director.

8

Michel De Wilde, Ph.D. Dr. De Wilde served as a director of the VBI(DE) since July 25, 2014, and joined the Company following the VBI-SciVac Merger. Dr. De Wilde was Senior Vice President, Research & Development, at Sanofi Pasteur, the human vaccines division of Sanofi from 2001 until June 2013. In this position, he was responsible for managing approximately 1,500 employees and a broad portfolio of approximately 20 development projects. Prior to joining Sanofi Pasteur in January 2000, Dr. De Wilde was at SmithKline Beecham Biologicals (now GSK Vaccines) in Rixensart, Belgium. Dr. De Wilde joined the group in 1978 as a research scientist upon formation of a unit focusing on the application of recombinant DNA technology to vaccine development. He subsequently held positions of increasing responsibility and, as Vice President, Research & Development at Sanofi Pasteur, headed a team of approximately 400 specialists, active in all aspects of preclinical vaccine development. Dr. De Wilde received his degree in Chemistry from the Free University of Brussels in 1971, followed by a Ph.D. in Biochemistry in 1976. He carried out postdoctoral work at the University of Wisconsin, Madison and the University of Ghent (Belgium). Dr. De Wilde authored over 50 publications during the early part of his career. Dr. De Wilde’s extensive experience in biopharmaceutical development led us to the conclusion that he should serve as a director.

Sam Chawla. Mr. Chawla served as a director of the VBI(DE) since July 25, 2014, and joined the Company following the VBI-SciVac Merger. Mr. Chawla has been a Portfolio Manager of Perceptive Advisors LLC, an investment fund focused on the healthcare sector, since 2013. Prior to joining Perceptive Advisors in 2013, Mr. Chawla was a Managing Director at UBS Investment Bank (“UBS”) in the Global Healthcare Group. Mr. Chawla’s investment banking experience centered on strategic advisory work including, mergers and acquisitions buy-side and sell-side and financial advisory assignments, including equity and debt capital raises, for both public and private healthcare companies. Prior to joining UBS in September 2010, Mr. Chawla was a Director (from January 2009 to September 2010) and a Vice President (from July 2007 to January 2009) in the Healthcare Investment Banking Group of Credit Suisse, which he originally joined as an investment banker in 2002. Mr. Chawla also worked at Bloomberg L.P. and Pelican Life Sciences. Mr. Chawla received an M.B.A. from Georgetown University and a B.A. in Economics from Johns Hopkins University. In addition, Mr. Chawla is a member of the board of directors of Great Basin Scientific. Mr. Chawla’s strategic advisory and financial advisory experience with both public and private healthcare companies led us to the conclusion that he should be a director.

Steven D. Rubin. Mr. Rubin has served as a director of SciVac since October 2012, and joined the Company following the SciVac-Levon Arrangement. Mr. Rubin has served as Executive Vice President – Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006. Mr. Rubin currently serves on the board of directors of IDI, Inc. (NYSE MKT: IDI), an information solutions provider focused on the data-fusion market, Kidville, Inc. (OTCBB: KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to five-year-olds, Non-Invasive Monitoring Systems, Inc. (OTCBB: NIMU), a medical device company, Tiger X Medical, Inc. (OTCBB: CDOM), previously an early-stage orthopedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices, Cocrystal Pharma, Inc. (OTCBB: COCP), formerly Biozone Pharmaceuticals, Inc., a publicly traded biotechnology company developing new treatments for viral diseases, Sevion Therapeutics, Inc. (OTCBB: SVON), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases, Castle Brands, Inc. (NYSE MKT: ROX), a developer and marketer of premium brand spirits, and Neovasc, Inc. (TSXV: NVC), a company developing and marketing medical specialty vascular devices. Mr. Rubin previously served as a director of Dreams, Inc. (NYSE MKT: DRJ), a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin’s education and professional achievements, including his experience in life science technologies and biotechnologies, led us to the conclusion that he should be a director.

9

Adam Logal. Mr. Logal has served as a director of SciVac since April 2014, and joined the Company following the SciVac-Levon Arrangement. Mr. Logal has served as OPKO’s Sr. Vice President and Chief Financial Officer since April 2014 and as its Vice President of Finance, Chief Accounting Officer and Treasurer since March 2007. From 2002 to 2007, Mr. Logal served in senior management of Nabi Biopharmaceuticals, a publicly traded, biopharmaceutical company engaged in the development and commercialization of proprietary products. Mr. Logal held various positions of increasing responsibility at Nabi Biopharmaceuticals, last serving as Senior Director of Accounting and Reporting. Mr. Logal’s education and professional achievements, including his financial experience in life science technologies and biotechnologies, led us to the conclusion that he should be a director.

Corporate Cease Trade Orders or Bankruptcies

No proposed director of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed herein, no proposed director of the Company:

(a)	is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Chawla was a director of Response Genetics, Inc. until he resigned on October 9, 2015. Before Mr. Chawla resigned, Response Genetics, Inc. commenced a chapter 11 case before the U.S. Bankruptcy Court for the District of Delaware. Response Genetics, Inc. plans to continue the process of winding-down as part of its chapter 11 case before the U.S. Bankruptcy Court for the District of Delaware.

10

Penalties or Sanctions

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board believes that shareholders should have the opportunity to not only fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions, but to also have an advisory vote on such approach to executive compensation (“Say on Pay”). The purpose of a Say on Pay advisory vote is to provide shareholders the opportunity to indicate their acceptance of the Board’s overall approach to executive compensation at the Company and provide appropriate director accountability to shareholders for the Board’s compensation decisions. The Say on Pay vote is advisory and non-binding. The Board of the Company remains fully responsible for its compensation decisions and will not be relieved of these responsibilities by either a positive or negative advisory vote by shareholders.

Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution (the “Say on Pay Advisory Resolution”) in substantially the following form:

“BE IT RESOLVED that on an advisory basis, and not to diminish the role and responsibilities of the Company’s board of directors (the “Board”), Company shareholders accept the Board’s approach to executive compensation delivered in advance of the 2016 annual meeting of shareholders.”

The Board diligently reviews the Company’s executive compensation plans and would expect shareholders to also undergo their own due diligence before casting their votes. To fully understand the objectives, philosophies and principles the Board has used in its approach to executive compensation decisions, shareholders should carefully read the “Executive Compensation” section of this Circular.

To pass, the Say on Pay Advisory Resolution must be approved by a majority vote of the Common Shares voted, in person or by proxy, on the advisory resolution. In the absence of instructions to the contrary, a properly executed and returned Proxy will be voted FOR the Say on Pay Advisory Resolution.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

11

EXECUTIVE COMPENSATION

For the purposes of this Circular, named executive officers of the Company means the following individuals (the “NEOs”):

(a)	The Company’s chief executive officer, or an individual who acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);

(b)	The Company’s chief financial officer, or an individual who acted in a similar capacity, for any part of the most recently completed financial year (“CFO”);

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the most recently completed financial year the Company had four NEOs, namely, Ron Tremblay, the CEO & President of the Company prior to the SciVac-Levon Arrangement, Annie Chan, the CFO of the Company prior to the SciVac-Levon Arrangement, Curtis A. Lockshin, the CEO of the Company after the SciVac-Levon Arrangement, and James J. Martin, the CFO of the Company after the SciVac-Levon Arrangement

At or about the effective time of the VBI-SciVac Merger, the Company reconstituted its Board and management team, including the Company’s NEOs. Jeff Baxter, the President and CEO of the Company, David E. Anderson, the Chief Scientific Officer of the Company, Egidio Nascimento, Group Financial Controller, and Francisco Diaz-Mitoma, Chief Medical Officer, each of whom were appointed to such offices on completion of the VBI-SciVac Merger, were not NEOs for the financial year ended December 31, 2015, but qualify as NEOs for the current financial year.

Compensation Discussion and Analysis

Prior to the completion of the SciVac-Levon Arrangement, the Company operated a mining exploration business under the name Levon Resources Ltd. Immediately prior to the effective time of the SciVac-Levon Arrangement, the Company spun out the business assets and all liabilities of Levon Resources Ltd. to 1027949 B.C. Ltd. (now Levon Resources Ltd.) and on completion of the SciVac-Levon Arrangement, the Company began operating the business of SciVac, being the business of developing, producing and marketing biological products for human healthcare. As a result of the foregoing change of business, and the reconstitution of the Company’s Board and management team, the Company’s compensation philosophy and strategies also changed. The following sections discuss the Company’s current compensation program, except under the heading “Compensation Prior to the Completion of the SciVac-Levon Arrangement” which discusses the Company’s compensation program prior to the completion of the SciVac-Levon Arrangement.

12

Overview of Current Compensation Philosophy

The Company’s current compensation philosophy is to structure remuneration packages that are sufficiently attractive to recruit, retain and motivate the kind of executives who will be instrumental in helping the Company achieve its short and long-term objectives, to provide executives with compensation that is in accordance with existing market standards generally, to align the interests of executive officers with those of the Company’s shareholders and to link individual executive compensation to the performance of both the Company and the individual executive.

Given the recent completion of the VBI-SciVac Merger, the Compensation Committee is reviewing the policies outlined below to ensure that the Company’s compensation structure appropriately furthers the Company’s long-term corporate goals.

Compensation Committee

The Company does not have a formal compensation program; however, the administration of the Company’s compensation mechanisms are handled by the Compensation Committee. The Compensation Committee, on behalf of the Board, monitors compensation for the executive officers of the Company. The Compensation Committee has two members, each of whom are independent: Michel De Wilde and Scott Requadt. Scott Requadt is the Chair of the Compensation Committee.

The Compensation Committee maintains a mandate and meets as frequently as necessary in order to fulfil its responsibilities and, in any event, at least annually.

The following is a summary description of the mandate and responsibilities of the Compensation Committee as it relates to NEO compensation:

●	to review and approve corporate goals and objectives relevant to NEO compensation, including the evaluation and performance of the NEO in light of those corporate goals and objectives, and to make recommendations to the Board with respect to NEO compensation levels (including the award of any cash bonuses or share ownership opportunities);

●	to consider the implementation of short and long-term incentive plans, including equity-based plans, proposed by management, to make recommendations to the Board with respect to these plans and to review such plans after their implementation; and

●	to review any other benefit plans proposed by management and to make recommendations to the Board with respect to their implementation.

Each of the members of the Compensation Committee has direct experience which is relevant to their responsibilities in executive compensation.

Performance Factors

Although no formal performance goals or benchmarks are in place for the NEOs, there are general factors that are considered when the members of the Compensation Committee are considering NEO compensation. These factors include, but are not limited to:

●	the NEO’s individual contribution to the Company;

●	the long-term interests of the Company and its shareholders;

●	the Board’s assessment of each NEO’s individual performance;

●	the Company’s share price, earnings per share and market capitalization; and

●	the NEO’s responsibilities, length of service and levels of compensation provided by industry competitors.

13

The Company’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other life sciences companies of similar size and scope of operations. With each compensation award (i.e., salaries, cash bonuses or stock option grants), the Compensation Committee will consider the industry as a whole and each member is expected to provide his input as to whether the compensation grant is fair to the NEO, the Company and its shareholders. Ultimately however, performance-based rewards will be underpinned by the Company’s financial circumstances.

NEOs Jeff Baxter, David E. Anderson, and Egidio Nascimento are eligible to be considered for an annual cash bonus of up to fifty percent (50%), thirty-five percent (35%) and twenty-five (25%), respectively, of their applicable base salary (a “Bonus”), pursuant to their respective employment agreements. Bonus entitlement is based on the meeting of certain performance objectives, which are mutually established by the NEO and the Board on an annual basis. Bonus eligibility and entitlement is at the sole discretion of the Board and is contingent upon the NEO remaining actively employed at the Company through the date any Bonus is to be paid. Bonuses are paid in March of the following calendar year. The NEOs are not entitled to any portion of any Bonus that might otherwise be awarded for any calendar year during which the NEO’s employment terminates for any reason. All determinations regarding any Bonus are made by the Board in its sole discretion.

Under Francisco Diaz-Mitoma’s consulting agreement, each of the Company and Mr. Diaz-Mitoma have agreed to begin negotiating terms of a performance incentive for Mr. Diaz-Mitoma, commencing on or before August 1, 2016.

Recruiting and Retention

The Company offers compensation packages that are sufficient to attract and retain the right level of skill, expertise and talent in an increasingly competitive global market.

The structure of each remuneration package is well-balanced across the short, medium and longer term elements, so that it is both attractive to the individual and cost effective for the Company. This balance is achieved by providing base salary at a reasonable median level as an anchor to make the Company a realistic prospect for talented candidates. In addition, short term incentives (including discretionary bonuses) will provide recruits with the opportunity to achieve superior total annual reward through their own delivery of excellence at individual and business levels. Finally, longer term reward elements (including stock option grants or restricted stock awards), which are described in greater detail below, provide the opportunity to build ownership and growth in the medium and longer term future in line with the opportunities for success afforded to the Company’s shareholders.

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration is within the mandate of the Compensation Committee, but management also has a key role in helping support the Compensation Committee in fulfilling its obligations. For example, the CEO makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock-based grants and discretionary bonuses. The Compensation Committee reviews the basis for these recommendations and is able to exercise its discretion to modify any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own remuneration package.

14

Elements of Executive Compensation

Executive compensation is composed of three elements:

●	base salaries, which its management believes are set at levels which are competitive with the base salaries paid by companies of a comparable size and operations within the life sciences industry, thereby enabling the Company to compete for and retain executives critical to the Company’s long-term success;

●	discretionary cash bonuses, which are considered from time to time, based on individual and corporate performance criteria; and

●	share ownership opportunities through the Company’s 2016 VBI Equity Incentive Plan which provides additional incentive and aligns the interests of executive officers with the longer term interests of shareholders.

Base Salary

The Company strives to pay its executives in the mid-range for salaries of comparable positions and in comparable companies, although the Company does not formally benchmark its salaries against those of other companies. In making its annual recommendations, the Compensation Committee considers the distinct contributions of each executive, the financial performance and ability to pay of the Company and the experience and seniority of each executive.

Short Term Incentive Compensation - Discretionary Cash Bonuses

The Company may award discretionary cash bonuses to executive officers and employees of the Company from time to time. The Compensation Committee will provide recommendations on discretionary cash bonuses from time to time. In arriving at a decision to award and in determining the amount of discretionary cash bonuses, the Compensation Committee will consider the performance factors described above under the heading “Performance Factors”, as well as performance measures, including financial results, budgetary constraints, projects and other initiatives. The payment of bonuses is subject to the final approval of the Board and the Board has the discretion to amend or reject proposed bonuses in its sole discretion. On occasion, the CEO may decide, by exception, to award a small bonus to an employee for exceptional performance.

Option-Based Awards

The stock option component of an NEO’s compensation, which includes a vesting element to ensure retention, is expected to both motivate the executive toward increasing share value and enable the executive to share in the future success of the Company. Individual stock options or share awards may be granted by the Board on the recommendation of, in the case of employees, senior management, and, in the case of executive officers, including the CEO, by the Compensation Committee. Options or shares may be awarded by the Board upon the commencement of an individual’s employment with the Company, based on the level of such person’s responsibility. Additional option grants or shares may be made periodically to ensure that the number of stock options or awards granted to any particular individual will be commensurate with the individual’s level of ongoing responsibility within the Company. In considering additional grants, a number of factors will be considered, including the role the individual plays in the Company, the number of stock options or shares an individual has been granted, the exercise price, value and the term of those options or shares.

15

Risks Associated with the Company’s Compensation Policies and Practices

Neither the Board nor the Compensation Committee has yet proceeded to a formal evaluation of the implications of the risks associated with the Company’s compensation policies and practices. As of the date hereof, the Board has no reason to believe that the Company’s compensation program will result in unnecessary or inappropriate risk-taking, including risks that are likely to have a material adverse effect on the Company.

Director and Officer Hedging Prohibition

The Company’s insider trading policy contains provisions prohibiting, among others, NEOs and directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Compensation Prior to the Completion of the SciVac-Levon Arrangement

Prior to the completion of the SciVac-Levon Arrangement when the Company was operating the business of Levon Resources Ltd., the Company did not have a compensation program other than paying base salaries, incentive bonuses, and the possibility of granting incentive stock options to the NEOs, although no stock options were granted prior to the VBI-SciVac Merger. The Company’s compensation program was designed to provide compensation packages that attracted and retained qualified and experienced executives, while aligning the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package were included to enable the Company to meet different objectives. The objectives of base salary were to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) was to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards were to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.

The compensation of the NEOs was reviewed and recommended for Board approval by the Company’s previous Compensation Committee. To the best of management’s knowledge, the Company’s previous Board did not formally evaluate or identify risks associated with the Company’s compensation policies and practices, that would be reasonably likely to have a material impact on the Company.

The general objectives of the Company’s compensation strategy prior to the completion of the SciVac-Levon Arrangement were to:

●	compensate management in a manner that encouraged and rewarded a high level of performance and outstanding results with a view to increasing long term shareholder value;

●	align management’s interests with the long term interests of shareholders;

●	provide a compensation package that was commensurate with other comparable companies to enable the Company to attract and retain talent; and

●	ensure that the total compensation package was designed in a manner that took into account the Company’s stage of development and its available financial resources. The Company’s compensation packages were designed to provide a blend of a non-cash stock option component and a reasonable salary. In addition, extraordinary efforts which enhance shareholder value were rewarded with cash bonuses.

16

Actual compensation varied based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Prior to the completion of the SciVac-Levon Arrangement, the Company relied on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflected the responsibilities and risks associated with each position. There was no formal process using objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board were guided by the general objectives of the Company’s compensation strategy as set out above.

Prior to the completion of the SciVac-Levon Arrangement, to the best of management’s knowledge, the Company did not have in place a policy prohibiting NEOs and directors from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Performance Graph

The following graph compares the total cumulative shareholder return for CAD$100 invested in the Company’s shares for the five most recently completed financial years of the Company, compared with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed financial years of the Company. The reader is cautioned that all periods in the below graph occurred prior to the completion of the VBI-SciVac Merger and the Company’s current NEOs were not NEOs at any of those periods.

17

From 2011 to 2014, the cumulative shareholder return on the Common Shares generally declined. During the same period, salaries of the NEOs increased to provide competitive compensation necessary to attract and retain executive talent. In the financial year ended March 31, 2015, the cumulative shareholder return on the Common Shares increased. From March 31, 2015, to the end of the financial year ended December 31, 2015, the cumulative shareholder return decreased. During that time, salaries of the NEOs decreased.

Summary Compensation Table

For the financial year ended December 31, 2015, the Company had four NEOs pursuant to Form 51-102F6, namely, Ron Tremblay, the CEO & President of the Company prior to the SciVac-Levon Arrangement, Annie Chan, the CFO of the Company prior to the SciVac-Levon Arrangement, Curtis A. Lockshin, the CEO of the Company after the SciVac-Levon Arrangement, and James J. Martin, the CFO of the Company after the SciVac-Levon Arrangement. As discussed above under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis”, the Company’s current CEO and Chief Scientific Officer were not NEOs for the financial year ended December 31, 2015, but are NEOs for the current financial year.

The following table sets forth a summary of the total compensation paid to, or earned by the Company’s NEOs for the financial year ended December 31, during the Company’s three most recently completed financial years. The compensation reflected in the following table is presented in Canadian dollars, which is the functional currency of the Company. The compensation paid to the Company’s NEOs in the past three years is not indicative of the compensation expected to be paid to the Company’s current NEOs following the VBI-SciVac Merger.

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year(1)	Salary ($)	Share- Based Awards ($)	Option- Based Awards(3) ($)	Annual Incentive Plans(4) ($)	Long term Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compen- sation ($)(6)	Total Compen- sation ($)
Ron Tremblay(8)	2015	$12,500	Nil	Nil	Nil	Nil	Nil	Nil	$12,500
Former President and	2015(2)	$342,674	Nil	$456,955	Nil	Nil	Nil	$211,895	$1,101,524
Chief Executive Officer	2014(2)	$300,000	Nil	$25,324	Nil	Nil	Nil	$200,000	$525,324

Annie Chan(7)	2015	$3,028	Nil	Nil	Nil	Nil	Nil	Nil	$3,028
Former Chief	2015(2)	$84,670	Nil	$14,909	Nil	Nil	Nil	Nil	$99,579
Financial Officer	2014(2)	$56,216	Nil	$1,630	Nil	Nil	Nil	Nil	$57,8

Curtis A. Lockshin	2015	$107,500	Nil	Nil	Nil	Nil	Nil	Nil	$107,500
Former Chief Executive Officer

James J. Martin	2015	$95,000	Nil	Nil	Nil	Nil	Nil	Nil	$95,000
Former Chief Financial Officer

18

Notes:

(1)	Financial year ended December 31.

(2)	Financial years ended March 31.

(3)	The methodology used to calculate the fair value of a stock option on the grant date is based on the BlackScholes Option Pricing Model. The BlackScholes Option Pricing Model is the model accepted under International Financial Reporting Standards in computing the fair value of stock options granted and is commonly used by public companies. The Company used the following weighted average assumptions in the model to determine the awards recorded above for 2015: Dividend Yield – Nil; Expected Life – 4.93 years; Volatility – 87.76%; Risk Free Interest Rate – 1.47%.

(4)	The Company does not have a formal non-equity annual incentive plan or long term incentive plan for any of its executive officers, including its NEOs.

(5)	The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

(6)	Discretionary cash payment of incentive bonuses. Other than as set out above, perquisites have not been included as they do not reach the prescribed threshold of the lesser of $50,000 and 10% of total salary for the financial year.

(7)	Resigned from office on or about April 30, 2015.

(8)	Resigned from office on the completion of the SciVac-Levon Arrangement. Mr. Tremblay was a member of the Board prior to the completion of the SciVac-Levon Arrangement. None of the compensation disclosed above relates to Mr. Tremblay’s role as a director.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The Company did not have any share-based awards or option-based awards outstanding as of December 31, 2015.

Defined Benefits Plans, Defined Contribution Plans, and Deferred Compensation Plans

As of December 31, 2015, the Company did not have a defined benefits pension plan, a defined contribution plan or a deferred compensation plan

Termination and Change of Control Benefits

Levon previously entered into consulting agreements with Stone’s Throw (Barbados) Ltd., a company wholly-owned by Ron Tremblay and on April 1, 2014, Levon renewed this consulting agreement for a period of five years. Pursuant to the consulting agreement, Mr. Tremblay received a “Change of Control Payment” of USD$1,500,000 immediately on closing of the SciVac-Levon Arrangement.

The nature of James Martin’s employment is “at will”, meaning the Company or the NEO may terminate employment at any time, and for any reason, with or without cause. The “at will” nature of employment may only be changed in an express written agreement approved by the Board and signed by the NEO and a duly authorized officer of the Company (other than the NEO). If the Company fails to retain the services of the NEO beyond November 5, 2016, the NEO will be entitled to severance benefit of USD$56,250, provided that the NEO has (i) returned all Company property in the NEO’s possession, (ii) the NEO has resigned as a member of the Board and from the boards of directors of all of its subsidiaries, to the extent applicable, and (iii) executed a general release of all claims that he may have against the Company, its subsidiaries or their respective affiliated persons. The release is to be executed and returned on or before the date specified by the Company and in the prescribed form.

If NEOs Jeff Baxter, David E. Anderson, or Egidio Nascimento are terminated without cause, the termination is a change of control termination, or the termination is by the NEO for good reason, the NEO shall be entitled to payments of their respective base salary and properly documented expense reimbursement that had accrued but had not been paid prior to the date of such termination, payments for any accrued but unused vacation time, and payments of severance. Severance payment is a lump sum payment equal to six months of base salary (at the rate in effect on the date of termination) plus an additional one month’s payment of base salary for each full year served by the NEO since July 25, 2014. The obligation of the Company to make severance payments is subject to the NEO signing a general release of claims as set out in the agreement, and the NEO’s compliance with the confidentiality, non-competition, and cooperation provisions of the agreement. As these individuals were not NEOs during the previous completed financial year, the following table sets forth the severance payable if termination occurred on August 15, 2016:

19

	Six Months of Base Salary (USD$)	One Month’s Payment of Base Salary for each Full Year Served (USD$)	Severance as of August 15, 2016 (USD$)
Jeff Baxter	$200,000	$66,666.67	$266,666.67
David E. Anderson	$142,500	$47,500.00	$190,000.00
Egidio Nascimento	$125,000	$41,666.67	$166,666.67

If Mr. Baxter, Mr. Anderson, or Mr. Nascimento, are terminated without cause, terminated during the period that begins when negotiations with an unrelated third party for a change of control begin and ends on the twelve (12) month anniversary of the closing of the change of control transaction, or their employment is terminated for good reason, all options granted to the NEO by the Company shall accelerate fully and vest immediately. None of these individuals’ unvested options were “in the money” as of August 15, 2016.

Director Compensation

Director Compensation Table

During the Company’s most recently completed financial year, the directors of the Company, excluding the Company’s NEOs, did not receive any compensation.

Outstanding share-based awards and option-based awards

The Company did not have any share-based awards or option-based awards outstanding as of December 31, 2015.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan that the Company currently has in place is the 2016 VBI Equity Incentive Plan, which was approved by shareholders on January 29, 2016. As of December 31, 2015, the Company had in place its previous stock option plan (the “Previous Plan”), approved by shareholders on June 3, 2015 and adopted by the Board on July 9, 2015. Prior to the Previous Plan, the Company had in place a stock option plan established by the Company in 2011 and amended and restated and approved by the shareholders on September 21, 2012 (the “Levon Plan”). On completion of the SciVac-Levon Arrangement, all options outstanding under the Levon Plan immediately prior to the completion of the SciVac-Levon Arrangement were cancelled. As at December 31, 2015, the following options are outstanding under the Previous Plan:

20

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	Nil	(1)	Nil	1,891,511	(2)
Equity compensation plans not approved by security holders	N/A		N/A	N/A
Total	Nil		Nil	1,891,511

(1)	As of October 26, 2015, the Company had entered into an Agreement and Plan of Merger with VBI(DE) pursuant to which 2,104,312 options and 363,771 warrants were granted to previous optionholders and warrantholders of VBI(DE) on June 22, 2016.

(2)	As of December 31, 2015, there were 18,915,110 Common Shares issued and outstanding.

Particulars of the 2016 VBI Equity Incentive Plan

The 2016 VBI Equity Incentive Plan is a rolling incentive plan that sets the number of Common Shares issuable under the 2016 VBI Equity Incentive Plan, together with any other security-based compensation arrangement of the Company, at a maximum of 10% of the aggregate Common Shares issued and outstanding on a non-diluted basis at the time of any grant under the 2016 VBI Equity Incentive Plan. Grants under the 2016 VBI Equity Incentive Plan include a grant or right consisting of one or more options, stock appreciation rights (“SARs”), restricted share units (“RSUs”), performance share units (“PSUs”), shares of restricted stock or other such award as may be permitted under the 2016 VBI Equity Incentive Plan. The principal features of the 2016 VBI Equity Incentive Plan are as follows:

Eligible Participants

Eligible participants include individuals employed (including services as a director) by the Company or its affiliates, including a service provider, who, by the nature of his or her position or job is, in the opinion of the Board, in a position to contribute to the success of the Company (“Eligible Persons”).

Reservation of Shares

The aggregate number of Common Shares reserved for issuance to any one participant under the 2016 VBI Equity Incentive Plan, together with all other security-based compensation arrangements must not exceed 5% of the total number of issued and outstanding Common Shares on a non-diluted basis.

The maximum number of Common Shares (a) issued to insiders within any one year period; and (b) issuable to insiders at any time, under the 2016 VBI Equity Incentive Plan, when combined with all of the Company’s other security-based compensation arrangements, must not exceed 10% of the total number of issued and outstanding Common Shares.

21

Options and Stock Appreciation Rights

The Company may grant options to Eligible Persons on such terms and conditions consistent with the 2016 VBI Equity Incentive Plan. The exercise price for an option must not be less than 100% of the market price, based on a 5- day volume weighted average trading price per Common Share, on the date of grant of such option.

With respect to Tandem Stock Appreciation Rights attached to an option, which allows the holder, upon vesting of the option and Tandem SAR, to choose to exercise the stock appreciation right or to exercise the option, the exercise price is the exercise price applicable to the option (as explained above) to which the Tandem SAR relates, subject to adjustment provisions under the 2016 VBI Equity Incentive Plan. For Stand-Alone SARs, a SAR that is granted without reference to any related Company options, the base price must not be less than 100% of the market price on the date of grant of such Stand-Alone SAR. Stock appreciation rights (and in the case of Tandem SARs, the related options) will be settled by payment in cash or Common Shares or a combination thereof, with an aggregate value equal to the product of (a) the excess of the market price on the date of exercise over the exercise price or base price under the applicable stock appreciation right, multiplied by (b) the number of stock appreciation rights exercised or settled.

Under the 2016 VBI Equity Incentive Plan, 25% of the options will vest on each of the first four anniversaries of the grant date. The term of options will be for a maximum of 10 years, unless exercised or terminated earlier in accordance with the terms of the 2016 VBI Equity Incentive Plan or the applicable grant agreement. If the expiry date of any option, other than an incentive stock option, falls within any blackout period or within 10 business days following the end of any blackout period, then the expiry date will be extended to the date that is 10 business days following the end of such blackout period.

Upon a participant’s termination of employment due to death, or in the case of disability: (a) the outstanding options that were granted prior to the year that includes the participant’s death or disability that have not become vested prior to such date will continue to vest and, upon vesting, be exercisable during the 36-month period following such date; and (b) the outstanding options that have become vested prior to the participant’s death or disability will continue to be exercisable during the 36-month period following such date.

In the case of a participant’s termination of employment or contract for services without cause: (a) the outstanding options that have not become vested prior to the participant’s termination will continue to vest and, upon vesting, be exercisable during the 120-day period following such date; and (b) the outstanding options that have become vested prior to the participant’s termination will continue to be exercisable during the 120-day period following such date.

In the case of a participant’s termination due to resignation (including voluntary withdrawal of services by a non-employee participant): (a) the outstanding options that have not become vested prior to the date of notice of resignation will be forfeited and cancelled as of such date; and (b) the outstanding options that have become vested prior to the date of notice of resignation will continue to be exercisable during the 90-day period following such date.

In the case of a participant’s termination of employment or contract for services for cause, any and all then outstanding unvested options granted to such participant will be immediately forfeited and cancelled, without any consideration therefor, as of the date such notice of termination is given.

Share Units

The Board may grant share units to Eligible Persons on such terms and conditions consistent with the 2016 VBI Equity Incentive Plan.

22

The Board will determine the grant value and the valuation date for each grant of share units. The number of share units to be covered by each grant will be determined by dividing the grant value for such grant by the market value of a Common Share as at the valuation date, rounded up to the next whole number.

Share units subject to a grant will vest as specified in the grant agreement governing such grant, provided that the participant is employed on the relevant vesting date. RSUs and PSUs will be settled upon, or as soon as reasonably practicable following the vesting thereof, subject to the terms of the grant agreement. In all events, RSUs and PSUs will be settled on or before the earlier of the 90th day following the vesting date and the date that is 2 ½ months after the end of the year in which the vesting occurred. Settlement will be made by way of issuance of one Common Share for each RSU or PSU, a cash payment equal to the market value of the RSUs or PSUs being settled, or a combination thereof. If the share units would be settled within a blackout period, such settlement will be postponed until the earlier of the 6th trading day following the end of such blackout period and the otherwise applicable date of settlement as determined in accordance with the settlement provision set out above.

If and when cash dividends are paid with respect to Common Shares to shareholders of record during the period from the grant date to the date of settlement of the RSUs or PSUs, a number of dividend equivalent RSUs or PSUs, as applicable, will be credited to the share unit account of such participant.

In the event a participant’s employment is terminated due to resignation, share units that have not vested prior to the date of resignation will vest and all such Common Shares will be forfeited immediately.

In the case of a participant’s termination due to death, or in the case of disability, all share units granted prior to the year that includes the participant’s death or disability, that have not vested prior to the participant’s death or disability will vest at the end of the vesting period and in the case of PSUs, subject to the achievement of applicable performance conditions and the adjustment of the number of PSUs that vest to reflect the extent to which such performance conditions were achieved.

In the event a participant’s employment or contract for services is terminated without cause, prior to the end of a vesting period relating to such participant’s grant, the number of RSUs or PSUs, respectively, as determined by their respective formula set out in the 2016 VBI Equity Incentive Plan will become vested at the end of the vesting period.

In the event a participant’s employment is terminated for cause, share units that have not vested prior to the date of the termination for cause will not vest and all such share units will be forfeited immediately.

Restricted Stock

Restricted stock means Common Shares that are subject to restrictions on such participant’s free enjoyment of the Common Shares granted. Notwithstanding the restrictions, the participant will receive dividends paid on the restricted stock, will receive proceeds of the restricted stock in the event of any change in the Common Shares and will be entitled to vote the restricted stock during the restriction period.

The participant will not have rights to sell, transfer or assign, or otherwise dispose of the shares of restricted stock or any interest therein while the restrictions remain in effect. Grants of restricted stock will be forfeited if the applicable restriction does not lapse prior to such date or occurrence of such event or the satisfaction of such other criteria as is specified in the grant agreement.

23

Furthermore, unless expressly provided for in the grant agreement or as otherwise determined by the Board, any restricted stock held by the participant at the time of the participant’s termination of employment will be forfeited.

Assignment and Transferability

No participant will assign any of his, her or its grants or the rights or interests therein other than by testamentary disposition or the laws of intestacy. However, with respect to participants who are not U.S. taxpayers, the VBI Board may provide that a grant is transferable or assignable (a) in the case of a transfer without payment of consideration, to the participant’s family members and any entity in which such family member owns more than 50% of the voting interests; and (b) to an entity in which more than 50% of the voting interests are owned by such Persons or the participant in exchange for an interest in that entity.

Amendment Provisions

The Board is permitted to amend or terminate the 2016 VBI Equity Incentive Plan or options granted thereunder at any time without shareholder approval, provided any amendment to the 2016 VBI Equity Incentive Plan or the grants thereunder may not be made without the consent of a participant if it adversely alters or impairs the rights of such participant. However, shareholder approval will be required for changes to the 2016 VBI Equity Incentive Plan that (a) increase the maximum number of VBI Shares issuable pursuant to the 2016 VBI Equity Incentive Plan; (b) reduce the exercise price of any outstanding options or the base price of a Stand-Alone SAR, including a cancellation of a grant of an option and re-grant within 6 months which constitutes a reduction of the exercise price; (c) extend the term of any grant; (d) amend the assignment provisions; (e) increase the number of Common Shares that may be issued or issuable to insiders above the restriction or deleting the restriction on the number of Common Shares that may be issued or issuable to insiders; (f) include other types of equity compensation involving issuance of Common Shares under the 2016 VBI Equity Incentive Plan; (g) cause incentive stock options to fail to meet the requirements of Section 422 of the U.S. Internal Revenue Code; or (h) amend or delete the 2016 VBI Equity Incentive Plan’s amendment provisions or grant additional powers to the Board to amend the 2016 VBI Equity Incentive Plan or entitlements without shareholder approval.

AUDIT COMMITTEE

The Audit Committee’s duties and responsibilities are specified by law and in the Audit Committee Mandate, which is attached hereto as Schedule “C”. The Audit Committee, among other things: oversees the Company’s financial statements and financial disclosures; oversees of the work of the auditors of the Company, including the auditors’ work in preparing or issuing an audit report and performing other audit, review or attest services or any other related work; and reviews the Company’s system of internal controls. Any non-audit services provided to the Company by the Company’s auditors are pre-approved by the Audit Committee. The Audit Committee also oversees any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the Company’s shareholders and the compensation of the auditors. The Audit Committee meets as many times per year as is necessary to carry out its responsibilities.

As required by NI 52-110, the Company’s Annual Report on Form 20-F for the year ended March 31, 2015 (the “Form 20-F”), which is available on SEDAR at www.sedar.com, contains additional disclosure regarding the Audit Committee. Readers should be aware, however, that the disclosure contained in the Form 20-F is prior to the VBI-SciVac Merger and the composition of the Audit Committee has since changed, as reflected in the following section.

24

Composition of the Audit Committee

Below are the details of each Audit Committee member, including such persons’ name, whether such person is independent and financially literate (as such terms are defined under NI 52-110 - Audit Committees (“NI 52-110”)) and such person’s education and experience as it relates to the performance of an audit committee member’s duties.

Member Name	Independent(1)	Financially Literate(2)	Education & Experience relevant to performance of audit committee duties
Adam Logal – Chair	Y	Yes	Please see biography above.
Steven Gillis	Y	Yes	Please see biography above.
Steve Rubin	Y	Yes	Please see biography above.

Notes:

(1)	To be considered independent, a member of the committee must not have any direct or indirect “material relationship” with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(2)	To be considered financially literate, a member of the committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

De-Minimis Non-Audit Services

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted, and does not expect to adopt specific policies and procedures for the engagement of non-audit services; however, as provided for in NI 52-110 and the Audit Committee Mandate, the Audit Committee will be required to pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

In compliance with the requirements of the Business Corporations Act (British Columbia), under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

25

In accordance with the recommended guidelines established by National Policy 58-201-Corporate Governance Guidelines (“NP 58-201”), the Board has adopted the following Corporate Governance Policies.

Board of Directors

The Board is composed of seven directors; namely, Jeff Baxter, Steven Gillis, Steven D. Rubin, Scott Requadt, Michel De Wilde, Sam Chawla, and Adam Logal. Each of Steven Gillis, Scott Requadt, Michel De Wilde, Sam Chawla, Steven D. Rubin, and Adam Logal are independent directors within the meaning of NI 52-110. Directors are considered to be “independent” if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Jeff Baxter is not considered independent as he is the Chief Executive Officer of the Company.

Certain directors serve as directors of other reporting issuers or reporting issuer equivalent(s), as set out in the “Election of Directors” section of this Circular.

Board Mandate

A copy of the Board of Directors Mandate is attached as Schedule “D” to this Circular (the “Board Mandate”). The Board Mandate is to supervise the management of the Company and the Company’s business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company. The Board is responsible for: (i) approving long-term strategic plans and annual business and capital plans recommended by management, as well as policies and processes generated by management relating to the authorization of major investments and significant allocations of capital; (ii) reviewing management’s implementation of the Company’s strategic, business and capital plans; (iii) reviewing the risks identified by management related to the Company’s business, and management’s systems to manage such risks; (iv) reviewing reports and recommendations of the Company’s Compensation Committee related to compensation and other matters relating to human resource management; (v) reviewing reports and recommendations from the Nominating and Corporate Governance Committee related to the Company’s approach to corporate governance; and (vi) reviewing the Company’s overall disclosure policy and the Company’s compliance therewith.

The frequency of meetings of the Board and the nature of agenda items may change from year to year depending upon the activities of the Company. However, the Board expects to meet at least quarterly and at each meeting there will be a review of the business of the Company.

The independent directors are not expected to hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. All but one member of the Board are considered to be independent. Where deemed necessary by the independent directors, the independent directors will hold in-camera sessions exclusive of the non-independent director and members of management, which process will facilitate open and candid discussion amongst the independent directors.

26

Position Descriptions

The Company has three (3) committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. The chair of each committee is be required to ensure that the committee meets when required and performs its duties and to report to the Board on the activities of the committee. The Board has not yet developed written position descriptions for the chair of each Board committee.

The Board has not developed a written position description for the Chairman of the Board. The responsibilities of the Chairman include the efficient operation of the Board, ensuring that the Board is alert to its obligations to the Company, providing leadership to the Board and chairing meetings of the Board.

The Board has not developed a written position description for the CEO; however the CEO is expected to provide leadership and vision for the Company, oversee the executive management of the Company, develop long term and short term strategic plans, financial and operating plans, report to the Board and shareholders and manage relationships with stakeholders.

Orientation and Continuing Education

The Company will provide new directors with copies of relevant financial, technical and other information regarding its R&D programs. Board members will also be encouraged to communicate with management and the auditor and to keep themselves current with industry trends and developments. Board members will have full access to the Company’s records. In addition, the Chair of the Board will review with each new member (i) certain information and materials regarding the Company, including the role of the Board and its committees and (ii) the legal obligations of a director of the Company. The Nominating and Corporate Governance Committee of the Company will be responsible for developing any training programs for directors, if considered necessary.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”), for directors, officers and employees. The Code is available on the Company’s SEDAR profile at www.sedar.com and is also available on the Company’s website.

Pursuant to the Code, directors, officers or employees who have concerns or questions about violations of laws, rules, regulations or the Code are required to report them to their manager or another person designated in the Code. The Board, acting through the Nominating and Corporate Governance Committee and Audit Committee, is ultimately responsible for the Code and for monitoring compliance with the Code.

Nomination of Directors

The Nominating and Corporate Governance Committee of the Board consists of Steven Gillis (chair), Michel De Wilde, and Steven Rubin, each of whom are independent directors.

The Board has approved a written mandate for the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for (i) nominating and recommending nominees for the Board and submitting the names of such nominees to the full Board for their approval; (ii) evaluating the composition, seize and governance of the Board and its committees and making recommendations regarding future planning and appointment of directors to the committees; and (iii) establishing a policy for considering shareholder nominees for election to the Board.

27

Compensation

The Board has a Compensation Committee to determine the compensation for the directors and the NEOs. The proposed compensation policies of the Company are set out in this Circular under the heading “Statement of Executive Compensation”. The Compensation Committee consists of two independent directors: Scott Requadt (chair) and Michel De Wilde. Each member of the Compensation Committee is experienced in the oversight of executive and operational management teams as a result of his experience with various private and public sector businesses.

The Compensation Committee aids the Board in meeting its responsibilities with regard to oversight and determination of executive compensation. Among other things, the Compensation Committee reviews, recommends, and approves salaries and other compensation of the Company’s executive officers, and will administer the Company’s equity incentive plans, including reviewing, recommending and approving stock option and other equity incentive grants to executive officers.

Assessments

The Board and each individual director will be periodically assessed regarding its, his or her effectiveness and contribution. The assessment will consider and take into account:

●	in the case of the Board, its mandate; and

●	in the case of an individual director, the competencies and skills each individual director is expected to possess in the context of the current make-up of the Board.

Term Limits and Diversity

In the fall of 2014 the Canadian Securities Administrators (the “CSA”) introduced “comply or explain” policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors; and (b) policies and targets designed to increase participation by women in board matters and in executive positions. Given the re-constitution of the Board following the completion of the VBI-SciVac Merger, the Nominating and Corporate Governance Committee has begun considering the substance of appropriate policies, but has not yet adopted formal policies or targets on either term limits or diversity.

The Board and the Nominating and Corporate Governance Committee recognize the valuable contributions made to board deliberations and management by people of different gender, experience and background. Selection is made as per the criteria described above and elsewhere in this Circular (such as based on merit, skills, qualifications, needs of the Company at the time, etc.). However, the Board is mindful of the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision making abilities.

In considering the recently adopted CSA guidelines, the Nominating and Corporate Governance Committee has determined to monitor developments in this area while reviewing the Company’s own practices in order to adopt a policy that is meaningful for the Company.

28

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee, former executive officer, director or employee of the Company or any of its subsidiaries, has been indebted to the Company or any of its subsidiaries, either in connection with the purchase of securities or otherwise. No director, executive officer, proposed nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee has been indebted to the Company or any of its subsidiaries or any other entity which indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A at info@vbivaccines.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Cambridge, Massachusetts, August 17, 2016.

BY ORDER OF THE BOARD

/s/ “Jeff Baxter”
Jeff Baxter
Director, President and Chief Executive Officer

29

Schedule “A”

vbi

VBI CORPORATE HEADQUARTERS

245 First St., Suite 1100
Cambridge, MA 02142
617.830.3031 t
888.391.2579 f

June 7, 2016

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador

Re: Notice of Change of Auditors for VBI Vaccines Inc. (the "Company")

Pursuant to National Instrument 51-102, the Company hereby provides change of auditor notice as follows:

1. Smythe LLP resigned as the Company's auditor, at the Company's request, on June 7, 2016.
2. On June 7, 2016, the Company appointed EisnerAmper LLP to fill the vacancy created by the resignation of Smythe LLP, and to hold such position until the close of the next annual meeting of shareholders of the Company.
3. The resignation of Smythe LLP and the appointment of EisnerAmper LLP was considered and approved by the Audit Committee of the Board of Directors of the Company.
4. There were no modifications of opinion by Smythe LLP in the Auditor's Reports for the period commencing at the beginning of VBI's two most recently completed financial years and ending on the resignation of Smythe LLP.
5. The Board of Directors of the Company is of the opinion that there were no "reportable events" as defined by National Instrument 51-102, which occurred in connection with the audit of the two most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an Auditor's Report was issued.

Dated at the City of Cambridge, in the State of Massachusetts, this 7th day of June, 2016.

Yours truly,

Jim Martin, Chief Financial Officer
VBI Vaccines Inc.

www.VBIvaccines.com

VBI RESEARCH FACILITIES VBI 1740 Woodroffe Ave. Bldg 400 Ottawa, Ontario, Canada K2G 3R8 t 613.749.4200 f 613.749.4178

A-1

A-2

A-3

Schedule “B”

VBI VACCINES INC.

(THE “COMPANY”)

MAJORITY VOTING POLICY

The Board of Directors of the Company (the “Board”) believes that each of its members should carry the confidence and support of its shareholders and is committed to upholding high standards in corporate governance.

Forms of proxy for the vote at a shareholders’ meeting where directors are to be elected will enable the shareholder to vote in favour of, or to withhold from voting for, each nominee on an individual basis. At the meeting, the Chair will call for a vote by ballot and the scrutineers will record, with respect to each nominee, the number of shares in his or her favour and the number of shares withheld from voting. Prior to receiving the scrutineer’s report on the ballot, the Chair may announce the vote result based on the number of proxies received by the Company. At the conclusion of the meeting, the final scrutineer’s report on the ballot must be filed on SEDAR.

If, in an uncontested election of Directors, the number of shares “withheld” for any nominee equals or exceeds the number of shares voted “for” the nominee, then, notwithstanding that such Director was duly elected as a matter of corporate law, he or she shall immediately tender his or her written resignation to the Board. An “uncontested election” means an election where the number of nominees for Director is not greater than the number of Directors to be elected. The Corporate Governance and Nominating Committee will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation. The Board will accept the resignation absent exceptional circumstances, and such resignation will be effective when accepted by the Board. In its deliberations, the Corporate Governance and Nominating Committee may consider such extenuating circumstances as it deems appropriate. The Board will take formal action on the Corporate Governance and Nominating Committee’s recommendation within 90 days after the date of the applicable shareholders’ meeting and will promptly announce its decision via press release, a copy of which shall be provided to the Toronto Stock Exchange. If the Board declines to accept the resignation, such press release will fully state the reason or reasons for its decision.

No Director who is required to tender his or her resignation shall participate in the Corporate Governance and Nominating Committee’s deliberations or recommendations or in the Board’s deliberations or determination.

If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the next annual general meeting, or may appoint a new Director to fill the vacancy who the Board considers to merit the confidence of the shareholders, or may call a special meeting of shareholders at which there will be presented a management slate to fill the vacant position or positions.

*     *     *     *     *     *     *

Adopted by the Board of Directors of VBI Vaccines Inc. on August 28, 2015.

B-1

Schedule “C”

VBI VACCINES INC.

AUDIT COMMITTEE MANDATE

As of August 28, 2015

1. Introduction

The Audit Committee (the “Committee” or the “Audit Committee”) of SciVac Therapeutics Inc. or the “Company”) is a committee of the Board of Directors (the “Board”). The Committee shall oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and exercise the responsibilities and duties set out in this Mandate.

2. Membership

Number of Members

The Committee shall be composed of three or more members of the Board.

Independence of Members

Each member of the Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Instrument 52-110 Audit Committees, as may be amended from time to time.

Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

Financial Literacy of Members

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Term of Members

The members of the Committee shall be appointed annually by the Board. Each member of the Committee shall serve at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

C-1

3. Meetings

Number of Meetings

The Committee may meet as many times per year as necessary to carry out its responsibilities.

Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

Calling of Meetings

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

Minutes; Reporting to the Board

The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. However, the Chair may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Company, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with the internal auditor and management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

Meetings without Management

The Committee shall hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present.

Procedure

The procedures for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those applicable to meetings of the Board.

Access to Management

The Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company.

C-2

4. Duties and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”).

Financial Reports

(a) General

The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

(b) Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c) Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d) Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

(i)	meet with management and the auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the auditors;

(iv)	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

C-3

(v)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under IFRS;

(vii)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(viii)	review management’s report on the effectiveness of internal controls over financial reporting;

(ix)	review the factors identified by management as factors that may affect future financial results;

(x)	review results of the Company’s audit committee whistleblower hotline program; and

(xi)	review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

(e) Approval of Other Financial Disclosures

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing, or based upon, financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated.

Auditors

(a) General

The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

(b) Nomination and Compensation

The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

C-4

(c) Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

(d) Discussions with Auditors

At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the Audit Committee.

(e) Audit Plan

At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

(f) Quarterly Review Report

(g) Independence of Auditors

At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

(h) Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

(i) Requirement for Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(j) Approval of Hiring Policies

The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

C-5

(k) Communication with Internal Auditor

The internal auditor shall report regularly to the Committee. The Committee shall review with the internal auditor any problem or difficulty the internal auditor may have encountered including, without limitation, any restrictions on the scope of activities or access to required information, and any significant reports to management prepared by the internal auditing department and management’s responses thereto.

The Committee shall periodically review and approve the mandate, plan, budget and staffing of the internal audit department. The Committee shall direct management to make changes it deems advisable in respect of the internal audit function.

The Committee shall review the appointment, performance and replacement of the senior internal auditing executive and the activities, organization structure and qualifications of the persons responsible for the internal audit function.

(l) Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

Internal Controls

(a) General

The Audit Committee shall review the Company’s system of internal controls.

(b) Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by the Company’s regulators;

(iv)	the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

(v)	any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

C-6

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

Audit Committee Hotline Whistleblower Procedures

The Audit Committee shall establish policies and procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

6. Mandate Review

The Committee shall review and update this Mandate annually and present it to the Board for approval.

Adopted: August 28, 2015

C-7

Schedule “D”

VBI VACCINES INC.

BOARD OF DIRECTORS MANDATE

As of August 28, 2015

1. Purpose

The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of SciVac Therapeutics Inc. or the “Company”). The Board, directly and through its committees and the chair of the Board (the “Chair”), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. Duties and Responsibilities

The Board shall have the specific duties and responsibilities outlined below.

Strategic Planning

(a) Strategic Plans

The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and the Company’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products.

(b) Business and Capital Plans

At least annually, the Board shall review and, if advisable, approve the Company’s annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital.

(c) Monitoring

At least annually, the Board shall review management’s implementation of the Company’s strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

Risk Management

(d) General

At least annually, the Board shall review reports provided by management of principal risks associated with the Company’s business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems.

D-1

(e) Verification of Controls

The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management.

Human Resource Management

(f) General

At least annually, the Board shall review a report of the Compensation Committee concerning the Company’s approach to human resource management and executive compensation.

(g) Succession Review

At least annually, the Board shall review the succession plans of the Company for the Chair, the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons.

(h) Integrity of Senior Management

The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity throughout the Company.

Corporate Governance

(i) General

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee concerning the Company’s approach to corporate governance.

(j) Director Independence

At least annually, the Board shall review a report of the Nominating and Corporate Governance Committee that evaluates the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(k) Ethics Reporting

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Nominating and Corporate Governance Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Nominating and Corporate Governance Committee concerning investigations and any resolutions of complaints received under the Code.

(l) Board of Directors Mandate Review

At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable.

D-2

Communications

(m) General

The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company’s overall Disclosure Policy, including measures for receiving feedback from the Company’s stakeholders, and management’s compliance with such policy. The Board shall, if advisable, approve material changes to the Company’s Disclosure Policy.

(n) Shareholders

The Company endeavors to keep its shareholders informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company’s shareholders at the annual meeting and are available to respond to questions at that time.

3. Composition

General

The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures and notices of meetings are required by the Business Corporations Act (British Columbia), the Securities Act (British Columbia) and the articles of the Company, subject to any exemptions or relief that may be granted from such requirements.

Each director must have an understanding of the Company’s principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Nominating and Corporate Governance Committee.

Independence

A majority of the Board must be independent. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time.

4. Committees of the Board

The Board has established the following committees: the Compensation Committee, the Audit Committee, and the Nominating and Corporate Governance Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

Committee Mandates

The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Nominating and Corporate Governance Committee and any suggested amendments brought to the Board for consideration and approval.

D-3

Delegation to Committees

The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee’s mandate.

Consideration of Committee Recommendations

As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees.

Board/Committee Communication

To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting.

5. Meetings

The Board will meet as many times as required to carry out its duties and responsibilities, with additional meeting held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Meetings of the Board shall be conducted in accordance with the Company’s articles.

Secretary and Minutes

The Corporate Secretary, her or his designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

Meetings Without Management

If necessary in order to facilitate open and candid discussion amongst the independent directors, the independent members of the Board shall hold meetings, or portions of meetings, at which non-independent directors and members of management are not present.

Directors’ Responsibilities

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings.

Access to Management and Outside Advisors

The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

D-4

Service on Other Boards and Audit Committee

Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

6. Management

Position Descriptions for Directors

The Board may approve position descriptions for the Chair, and the chair of each Board committee. If any such position descriptions are approved, at least annually, the Board shall review such position descriptions.

Position Description for CEO

The Board may approve a position description for the Chief Executive Officer, which may include delineating management’s responsibilities. The Board may also approve the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. If such a position description is approved, least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives.

7. Director development and evaluation

Each new director shall participate in the Company’s initial orientation program and each director shall participate in the Company’s continuing director development programs. At least annually, the Board shall review the Company’s initial orientation program and continuing director development programs.

8. No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Notice of Articles and Articles, it is not intended to establish any legally binding obligations.

Adopted: August 28, 2015

D-5